Exhibit 99.1

TORM plc to announce full-year 2019 results

TORM plc (“TORM” or the “Company”) (ticker: TRMD A on Nasdaq in Copenhagen and TRMD on Nasdaq in New York) will release its financial results for 2019 on Wednesday, 11 March 2020.
The Company’s results will be presented at a conference call at 10:00 am Eastern Time / 3:00 pm Central European Time. If you wish to participate in the call, please dial +45 3272 8042 (+1 (631) 510 7495 for US connections) at least ten minutes prior to the start of the call to ensure connection and use 2949179 as conference ID.
There will be a simultaneous live webcast via TORM’s website https://investors.torm.com. Participants should register on the website approximately ten minutes prior to the start of the webcast.
A telephonic replay of the conference call will be available until 25 March 2020 by dialing +44 (0) 333 3009785 (+1 (866) 331 1332 for US connections) and using 2949179 as your access code.
CONTACT Morten Agdrup, IR, tel.: +45 3917 9249	TORM plc Birchin Court, 20 Birchin Lane London, EC3V 9DU, United Kingdom Tel.: +44 203 713 4560 www.torm.com

ABOUT TORM
TORM is one of the world’s leading carriers of refined oil products. The Company operates a fleet of approximately 80 modern vessels with a strong commitment to safety, environmental responsibility and customer service. TORM was founded in 1889. The Company conducts business worldwide. TORM’s shares are listed on NASDAQ Copenhagen and NASDAQ New York (tickers: TRMD A and TRMD). For further information, please visit www.torm.com.

SAFE HARBOR STATEMENTS AS TO THE FUTURE
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions generally identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of the world economy and currencies, changes in charter hire rates and vessel values, changes in demand for “ton miles” of oil carried by oil tankers, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists.

In light of these risks and uncertainties, you should not place undue reliance on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.

Announcement no. 4 / 3 March 2020	TORM to announce full-year 2019 results	Page 1 of 1